UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: April 25, 2007

ASP VENTURES CORP.
(Exact name of registrant as specified in its charter)

FLORIDA
(State or other jurisdiction of incorporation or organization)

000-28589	98-0203918
(Commission File Number)	(IRS Employer Identification Number)

Nora Coccaro, Chief Executive Officer
2610-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2
(Address of principal executive offices)

(604) 602-1717
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01   CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

(a) On April 25, 2007 the board of directors of ASP Ventures Corp. (the "Company") terminated the services of Dale Matheson Carr-Hilton Labonte LLP ("DMCL") as the Company's independent registered public accounting firm.

The reports of DMCL on the consolidated financial statements of the Company as of and for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2006 and 2005, and through April 25, 2007, there were no disagreements with DMCL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DMCL, would have caused DMCL to make reference to the subject matter of the disagreement in its reports on the Company's consolidated financial statements for such periods.

The Company has requested that DMCL furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated April 30, 2007 is filed herewith as Exhibit 16.

(b) On April 25, 2007, the Company's board of directors engaged Chisholm, Bierwolf & Nilson LLP ("CBN") as the Company's independent registered public accounting firm.

No consultations occurred between the Company and CBN during the years ended December 31, 2006 and 2005 and through April 25, 2007 regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on the Company's financial statements, or other information provided that was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement or a reportable event requiring disclosure under Item 304(a)(1)(iv) of Regulation S-B.

_____

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS
_____

The following exhibit is included as part of this report:

EXHIBIT PAGE

NO.   NO.   DESCRIPTION

16   4   Letter from DCML to the Securities and Exchange Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASP VENTURES CORP.   **DATE**

By: /s/ Nora Coccaro   April 30, 2007
Name: Nora Coccaro
Title: Chief Executive Officer



EXHIBIT 16

DALE MATHESON
CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:

Vancouver: Robert J. Burkart, Inc. · Alvin F. Dale Ltd. · Robert J. Matheson, Inc. · James F. Carr-Hilton Ltd. · Barry S. Hartley, Inc. · Rakesh I. Patel Inc. · Kenneth P. Chong Inc. · Reginald J. LaBonte Ltd.

South Surrey: Michael K. Braun Inc. · Peter J. Donaldson, Inc.

Port Coquitlam: Wilfred A. Jacobson Inc. · Fraser G. Ross, Ltd. · Brian A. Shaw Inc.

April 30, 2007

Securities and Exchange Commission
100 F Street, N.E., Washington, DC 20549
U.S.A.

Dear Ladies and Gentlemen,

We are the former independent auditors for ASP Ventures Corp. (the “Company”). We have read the Company’s current report on Form 8-K dated April 30, 2007 (the “Form 8-K”) and are in agreement with the disclosures regarding our firm as included in the Form 8-K to be filed with the Securities and Exchange Commission. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours;

/s/ DMCL

DALE MATHESON CARR-HILTON LA BONTE LLP
“DMCL” Chartered Accountants

Vancouver — Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey — Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam — Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 604 941 8266 • Fax: 604 941 0971